June 24, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty and Tim Levenberg

Re:         Brazil Potash Corp.
Offering Statement on Form 1-A
File No. 024-11208

Dear Mr. Dougherty and Mr. Levenberg:

Brazil Potash Corp. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on June 26, 2020, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (561) 955-7654. Thank you for your assistance and cooperation.

Very truly yours,

BRAZIL POTASH CORP.

By: /s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer